FX ENERGY, INC. 3006 Highland Drive, #206 Salt Lake City, Utah 84106 USA Telephone: (801) 486-5555 Facsimile: (801) 486-5575

February 10, 2014

VIA EDGAR TRANSMISSION

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010

Re:	FX Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Response Letter Dated February 5, 2014
File No. 001-35012

Dear Mr. Schwall:

This letter is in response to your letter dated February 5, 2014, respecting your review of the annual report on Form 10-K for the year ended December 31, 2012, of FX Energy, Inc. (the “Company”).

Set forth below is your comment, followed by the Company’s response.  As indicated below, in view of our expected timely filing next month of our annual repot on Form 10-K for the year ended December 31, 2013, we propose to incorporate revised disclosures in future filings in response to these and other comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Properties, page 26

Reserve Volumes and Values, page 28

1.
The total dollar amount of the net present value discounted at 10% (“PV-10 Value”) obtained from the revised reserves reports (Exhibits 99.01 and 99.02), filed as correspondence on January 24, 2014, appears to differ from the total “PV-10 Value” disclosed on page 28 and elsewhere on pages 5 and 55 in the filing on Form 10-K.  Furthermore, it appears to us that each of the disclosures noted as the “PV-10 Value” in Form 10-K correspond to the dollar amounts relating to the standardized measure of future net cash flows as disclosed on page F-30.  We also note the definition of “PV-10 Value” on page 43 in the filing on Form 10-K appears to suggest the “PV-10 Value” is synonymous with the standardized measure of future net cash flows (“SMOG”).

FX ENERGY, INC.

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
February 10, 2014

____________________________

Please note that PV-10 is a non-GAAP measure determined excluding future income tax expenses; whereas, the calculation of the standardized measure of future net cash flows set forth in FASB ASC paragraphs 932-235-55-6 and 932-235-50-31, includes the dollar amount of future income tax expenses.  Please revise the disclosure of the estimates of “PV-10 Value” or alternatively, revise the disclosure to indicate such estimates are the standardized measure of future net cash flows.  Furthermore, please provide a revised definition of “PV-10 Value.”

Response:
Each of the reserve values referred to (pages 5, 28, and 55 of the Form 10-K) represent the Company’s “SMOG” figures.  We believe the definition of “PV-10 Value” on page 43 adequately describes the use of the phrase throughout the Form 10-K.  The reserve values contained in the submitted revised reserves reports (Exhibits 99.01 and 99.02) represent “PV-10 Value” as defined by the Commission.

We acknowledge the Staff’s comment and propose, in future filings, to make the following changes (as marked):

Page 5:

At year-end 2012, independent reserve engineers estimated our worldwide proved oil and gas reserves to be 44.1 billion cubic feet, or Bcf, of natural gas and 0.6 million barrels of oil, or Bbl, or a combined total of 47.7 billion cubic feet of natural gas equivalent, or Bcfe (converting oil to gas at a ratio of one barrel of oil to 6,000 cubic feet of natural gas). Of this 47.7 Bcfe, 93% was in Poland and 7% was in the United States. The i~~ndependent engineers estimated the PV-10~~SMOG Value of our proved reserves ~~to be~~is approximately $158 million, based on reserve calculations of independent engineers.

At year-end 2012, independent reserve engineers estimated our worldwide proved plus probable, or P50, oil and gas reserves to be a combined total of 79.4 Bcfe. The ~~independent engineers estimated the PV-10~~SMOG Value of our P50 reserves ~~to be~~is approximately $208 million, based on reserve calculations of independent engineers.

Page: 28:

The following table sets forth the estimated ~~PV-10~~SMOG Value of our proved plus probable reserves as of December 31, 2012:

FX ENERGY, INC.

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
February 10, 2014

____________________________

Page 43:

“~~PV-10~~SMOG Value” means the estimated future net revenue to be generated from the production of proved or probable reserves discounted to present value using an annual discount rate of 10%, the Standardized Measure of Future Net Cash Flows (“SMOG”). These amounts are calculated net of estimated production costs, future development costs, and future income taxes, using prices and costs determined using guidelines established by the SEC, without escalation and without giving effect to non-property-related expenses, such general and administrative costs, debt service, and depreciation, depletion, and amortization.

Page 55:

	2012	2011	Change
	(In thousands)
Proved Reserve Volumes:
Gas Reserves (Mcf)	44,121	49,636	-11%
Oil Reserves (Bbls)	594	639	-7%
Total Reserves (Mcfe)	47,688	53,470	-11%

Proved Reserve Values:
Reserves ~~PV-10~~SMOG Value	$157,603	$169,567	-7%

Following a recent telephone conference with the Commission, we understand that the Commission does not permit partial amendments in response to comment letters.  Due to the imminent filing of our next Form 10-K, we repeat the following questions from your letter of September 26, 2013, and our response dated October 8, 2013, and propose that the marked adjustments be reflected in future filings and not in an amendment to our Form 10-K for the year ended December 31, 2012:

Form 10-K for the Fiscal Year Ended December 31, 2012

Reserve Volumes and Values, page 28

3.
You disclose the sum of the proved plus probable reserves and the net present value discounted at 10% (PV-10) relating to an aggregation of the proved plus probable reserve quantities. Please note the disclosure of aggregated estimates of proved and non-proved reserves information does not adhere to the presentation requirements set forth under Items 1202(a)(2)(i-vii) of Regulation S-K. Please amend your filing on Form 10-K to exclude each instance in your filing that provides such disclosure.

FX ENERGY, INC.

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
February 10, 2014

____________________________

Response:

We propose to provide the following revised disclosure in ~~an amended~~future filings of our Form 10-K (table changes are not marked):

Reserve Volumes and Values

The following table sets forth our estimated proved developed, proved undeveloped, and probable reserves volumes as of December 31, 2012:

	United States	Poland	Total
	MBbls	MMcf	MMcfe
Proved reserves
Developed reserves	594	22,367	25,931
Undeveloped reserves	--	21,754	21,754
Total proved reserves	594	44,121	47,685

	United States	Poland	Total
	MBbls	MMcf	MMcfe
Probable reserves
Developed reserves	--	13,704	13,704
Undeveloped reserves	--	18,021	18,021
Total probable reserves	--	31,725	31,725

The following table sets forth our estimated proved developed, proved undeveloped, and probable reserves volumes as of December 31, 2012:

	Total Net	~~PV-10~~SMOG
	Reserves	Value
	(MMcfe)	(In thousands)
Proved	47,685	$157,603

Our proved reserves were calculated using deterministic methods. Our probable reserves were calculated using probabilistic methods and represent a 50% probability that the actual quantities recovered will be equal to or greater than the proved plus probable estimate. No additional drilling is required at any of our Polish wells to achieve the recovery of the probable reserves. Incremental probable reserves, as compared to proved reserves, are attributable largely to using a less certain interpretation of reservoir size and a higher recovery factor in estimating probable reserves.

FX ENERGY, INC.

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
February 10, 2014

____________________________

4.
We note that you have provided disclosure of PV-10 for probable reserves. Please revise to provide additional disclosure explaining the relevance and usefulness of PV-10 measures presented in your filing for probable reserves. Your revised disclosure should also include a clear discussion of the risks associated with these PV-10 measures (e.g., address the degree of certainty regarding underlying cash flows for probable reserves) and should provide a discussion of the assumptions used by management in calculating these measures. In addition, explain the limitations with regard to the comparability of PV-10 measures presented for probable reserves. Alternatively, remove this disclosure from your filing.

Response:

On review, we believe the disclosure of PV-10 values for probable reserves does not provide the reader with meaningful information, so we propose to remove the disclosure of PV-10 values related to probable reserves ~~from our amended~~in future filings. Please see our response to question 3 above.

5.	Please refer to Items 1202(a)(2)(iv-v) of Regulation S-K and expand the disclosure of your probable reserves to present or otherwise note the quantities of undeveloped and developed reserves.

Response:

Please see our response to question 4 above.

. . . .

Supplemental Information, page F-26

Exhibit 99.01

15.
The reserves report discloses the sum of the proved plus probable reserves and the net present value discounted at 10% (NPV10) relating to an aggregation of the proved plus probable reserve quantities. Please note the disclosure of aggregated estimates of proved and non-proved reserves information does not adhere to the presentation requirements set forth under Items 1202(a)(2)(i-vii) of Regulation S-K. Please obtain and file a revised reserves report that only provides such disclosure as an incremental amount by individual reserve category (e.g. proved and probable) rather than as the cumulative proved plus probable, 2P or P50 amount.

FX ENERGY, INC.

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
February 10, 2014

____________________________

Response:

Revised reserve reports providing the requested disclosures will be provided ~~by amendment~~in future filings and will contain expanded disclosures required by Item 1202(a)(2)(i) through (viii) similar to those provided under previous correspondence with the Commission.

16.
The reserves report discloses additional information such as the proved plus probable plus possible (e.g. possible) reserves and the sensitivity of the reserves and NPV10 amounts to a plus or minus 10% change in gas price. We note this information relates to certain optional disclosures under Items 1202(a)(2)(vi-vii) and 1202(b)(1) of Regulation S-K which are not presented in your filing on Form 10-K. If it is your intent to disclose this information, please amend your filing on Form 10-K; otherwise, obtain and file a revised reserves report to exclude the presentation of such disclosure information not also contained in your filing on Form 10-K.

Response:

Revised reserve reports providing the requested disclosures will be provided ~~by amendment~~in future filings and will contain expanded disclosures required by Item 1202(a)(2)(i) through (viii) similar to those provided under previous correspondence with the Commission.

17.
The reserves report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report to include the following information in order to satisfy your filing obligations:

•	The purpose for which the report was prepared, e.g., for inclusion as an exhibit in a filing made with the SEC (Item 1202(a)(8)(i)).

•	For whom the report was prepared, e.g., excluding reference to various outside banking institutions (Item 1202(a)(8)(i)).

•	The proportion of the registrant’s total reserves (by reserve individual reserves category) covered by the report (Item 1202(a)(8)(iii)).

•	The volume-weighted average realized prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

FX ENERGY, INC.

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
February 10, 2014

____________________________

•	A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

•	A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii)).

For additional information about the scope and content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting; Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Response:

Revised reserve reports providing the requested disclosures will be provided ~~by amendment~~in future filings and will contain expanded disclosures required by Item 1202(a)(2)(i) through (viii) similar to those provided under previous correspondence with the Commission.

Exhibit 99.02

18.
The reserves report states “the reserve classifications used in this evaluation conform to the criteria as defined by the Society of Petroleum Engineers.” Please obtain and file a revised reserves report prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, the general disclosure requirements contained in Regulation S-K, the specific disclosure requirements for the third party report set forth in Items 1202(a)(8)(i-x) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and that conforms to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. For additional information about the scope and content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting; Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Response:

Revised reserve reports providing the requested disclosures will be provided ~~by amendment~~in future filings and will contain expanded disclosures required by Item 1202(a)(2)(i) through (viii) similar to those provided under previous correspondence with the Commission.

FX ENERGY, INC.

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
February 10, 2014

____________________________

19.
We note the qualifications of the technical person of the third party primarily responsible for overseeing the preparation of the third party’s reserves estimates are not disclosed. In order to fulfill the requirements set forth in Item 1202(a)(7) of Regulation S-K, please obtain and file an amended reserves report to include the appropriate disclosure or amend the Form 10-K to provide that information on page 26 under “Internal Controls over Reserves Estimates.”

Response:

Revised reserve reports providing the requested disclosures will be provided ~~by amendment~~in future filings and will contain expanded disclosures required by Item 1202(a)(2)(i) through (viii) similar to those provided under previous correspondence with the Commission.

The Company acknowledges the following:

●	FX Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●	FX Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

FX ENERGY, INC.

/s/ Clay Newton
Clay Newton
Vice President of Finance

cc:      John Hodgin
   Petroleum Engineer